CUSIP No. 879101103 Page 1 of 7

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 1)1
Tekelec
(Name of Issuer)
Common Stock

(Title of Class of Securities)
879101103
(CUSIP Number)
Kensico Capital Management 55 Railroad Avenue, 2nd Floor Greenwich, CT 06830 Attn: Joseph Signorile Tel: (203) 862-5800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 6, 2011 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☒

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 879101103 Page 2 of 7

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Kensico Capital Management Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,974,844
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,974,844
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,974,844
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% *
14.		TYPE OF REPORTING PERSON CO
* Based on 68,585,311 shares of Common Stock outstanding as of October 28, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed with the Securities and Exchange Commission on November 4, 2010.

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CUSIP No. 879101103 Page 3 of 7

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Michael Lowenstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,974,844
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,974,844
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,974,844
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% *
14.		TYPE OF REPORTING PERSON IN, HC
* Based on 68,585,311 shares of Common Stock outstanding as of October 28, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed with the Securities and Exchange Commission on November 4, 2010.

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CUSIP No. 879101103 Page 4 of 7

1.		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (voluntary) Thomas J. Coleman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS Not Applicable
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS ☐ IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,974,844
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,974,844
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,974,844
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2% *
14.		TYPE OF REPORTING PERSON IN, HC
* Based on 68,585,311 shares of Common Stock outstanding as of October 28, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2010 filed with the Securities and Exchange Commission on November 4, 2010.

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CUSIP No. 879101103 Page 5 of 7

Amendment No. 1 to Schedule 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Persons on October 13, 2010 (the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

The following Items of the Schedule 13D are hereby amended as follows:

Item 4.     Purpose of Transaction.

Item 4 is hereby amended by adding the following thereto:

On February 6, 2011, the Issuer agreed that a notification by certain Reporting Persons of an intention to nominate one or more directors at the Issuer’s upcoming 2011 annual meeting of shareholders will be deemed to have been timely given for purposes of Section 3.4(a) of the Issuer’s bylaws provided that, on or before February 28, 2011, such Reporting Persons fully comply with all additional procedural and substantive notification requirements set forth (or incorporated by reference) in Section 3.4 of such bylaws.  This agreement has the effect of extending the deadline applicable to those Reporting Persons for nominating directors at the Issuer’s upcoming 2011 annual meeting of shareholders from February 14, 2011.  A copy of the Issuer’s agreement is attached hereto as Exhibit A and any description thereof is qualified in its entirety by reference thereto.

The Reporting Persons have engaged in discussions with the Issuer regarding the election of certain candidates to the Issuer’s board of directors and have provided the Issuer with information about such candidates.  The Reporting Persons have notified the Issuer that they may nominate one or more directors for election to the Issuer’s board of directors at the Issuer’s upcoming 2011 annual meeting of shareholders.

Item 5.     Interest in Securities of the Issuer.

Item 5(a) is here by amended and restated to read in its entirety as follows:

(a) The information required by Item 5(a) is incorporated herein by reference to the cover pages to this Amendment No. 1 to Schedule 13D.  As of the date hereof, the Common Stock beneficially owned by the Reporting Persons is held for the respective accounts of the Funds as follows:  (i) Kensico Partners –1,641,704 shares; (ii) Kensico Associates – 2,412,806 shares; (iii) Kensico Offshore – 2,044,840; and (iv) Kensico Offshore II – 875,494 shares.

Item 7.     Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following exhibit(s):

Exhibit A -- Agreement of Issuer, dated February 6, 2011, to Extend Director Nomination Deadline until February 28, 2011 (appears at Page 7)

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CUSIP No. 879101103 Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2011

KENSICO CAPITAL MANAGEMENT CORPORATION
By:	/s/ Michael Lowenstein
Authorized Signatory
MICHAEL LOWENSTEIN
/s/ Michael Lowenstein

THOMAS J. COLEMAN
/s/ Thomas J. Coleman

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EXHIBIT A

[TEKELEC LOGO]

6 February 2011

Mr. Israel Friedman
General Counsel
Kensico Capital Management
55 Railroad Avenue, 2nd Floor
Greenwich, CT 06830

Dear Mr. Friedman:

Kensico Capital Management Corp., Kensico Partners, L.P., Kensico Associates, L.P., Kensico Offshore Fund Master, Ltd., Kensico Offshore Fund II Master, Ltd., Kensico Capital LLC, (collectively, the "Kensico Entities") have notified the Company that one or more of the Kensico Entities may nominate one or more directors at the Company's upcoming 2011 annual meeting of shareholders. The Company agrees that the required notification will be deemed to have been timely given for purposes of Section 3.4(a) of the Company's Bylaws provided that, on or before February 28, 2011, one or more of the Kensico Entities fully complies with all additional procedural and substantive notification requirements set forth (or incorporated by reference) in Section 3.4 of the Bylaws.

Sincerely,
/s/ Stuart Kupinsky
Stuart Kupinsky General Counsel Tekelec